September 15, 2014

MICHAEL A. BROWN	EMAIL MBROWN@FENWICK.COM Direct Dial (415) 875-2432

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720

Washington, DC 20549

Attention:	Jeffrey P. Riedler
Christina De Rosa
Daniel Greenspan

Re:	Dermira, Inc.
Registration Statement on Form S-1
Confidentially Submitted June 26, 2014 and August 1, 2014
Initially filed August 27, 2014
Amendment No. 1 filed September 12, 2014
File No. 333-198410

Ladies and Gentlemen:

On behalf of Dermira, Inc. (the “Company”) and in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 24, 2014 (the “Initial Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), we submit this supplemental letter to further address comment 4 of the Initial Comment Letter.

In response to the Staff’s comment 4 in the Initial Comment Letter regarding copies of written communications that the Company presents in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), the Company is supplementally providing to the Staff as Exhibits A-1 and A-2 the “testing-the-water” presentations the Company used in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), to present to potential investors that were qualified institutional buyers or institutional accredited investors.  However, the Company respectfully advises the Staff that the Company does not believe that these “testing-the-water” presentations should be deemed written communications pursuant to Section 5(d) of the Securities Act or Rule 405 promulgated under the Securities Act because such materials were only used during the meetings and such investors were not permitted to retain such materials after the meetings ended.

United States Securities and Exchange Commission
September 15, 2014

The supplemental materials are included as Exhibits A-1 and A-2 to the copy of this letter that is being transmitted by overnight courier.  The Company requests, pursuant to Rule 418(b), that the Staff return to it the materials to which reference is made in this response once the Staff has completed its review.  The Company further requests that such information be treated confidentially, pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

The Company also respectfully advises the Staff that the underwriters have confirmed that no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s initial public offering.

* * * * * * *

United States Securities and Exchange Commission
September 15, 2014

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2432.

Sincerely,

FENWICK & WEST LLP

/s/ Michael A. Brown
Michael A. Brown

cc:                                Thomas G. Wiggans, Chief Executive Officer

Andrew Guggenhime, Chief Operating Officer and Chief Financial Officer
Dermira, Inc.

Douglas N. Cogen, Esq.

Morgan R. Casey, Esq.

Fenwick & West LLP

Andrew S. Williamson, Esq.

David G. Peinsipp, Esq.

Charles S. Kim, Esq.

Cooley LLP